UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-40724

RIDGETECH, INC.
(Translation of registrant’s name into English)

5th Floor, Building 6, No. 100, 18th Street, Baiyang Sub-district,
Qiantang District, Hangzhou City, Zhejiang Province, People’s Republic of China, 310018
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report is incorporated by reference in our registration statements on Form F-3 (No. 333-291941) and S-8 (No. 333-264505, No. 333-268809 and No. 333-277849), and shall be deemed to be a part thereof from the date on which this report is furnished to the Securities and Exchange Commission (the “SEC”), to the extent not superseded by documents or reports subsequently filed or furnished.

Completion of Capital Reduction and Share Subdivision.

As previously reported, at the annual general meeting of shareholders of Ridgetech, Inc. (the “Company”) held on August 25, 2026 (the “2026 Annual Meeting”), the shareholders of the Company approved, by special resolution and subject to all further requirements prescribed by Sections 14, 14A and 14B of the Companies Act (As Revised) of the Cayman Islands relating to a share capital reduction supported by a solvency statement being complied with, the reduction of the par value of each issued and outstanding ordinary share of the Company from US$0.15 per share to US$0.0001 per share by cancelling the paid-up capital to the extent of the difference between such amounts (the “Capital Reduction”). The shareholders further approved that, immediately following the Capital Reduction, each authorized but unissued ordinary share of the Company be subdivided (the “Share Subdivision”) into 1,500 new ordinary shares of par value US$0.0001 each.

On September 7, 2026, the Company received confirmation from the Registrar of Companies of the Cayman Islands that its filings relating to the Capital Reduction and the Share Subdivision had been approved and registered, including the solvency statement, the minutes containing the particulars required under Sections 14, 14A and 14B of the Companies Act (As Revised) of the Cayman Islands, and the Certificate of Share Capital Reduction. The Capital Reduction and the Share Subdivision became effective on September 2, 2026, as evidenced by the Certificate of Share Capital Reduction issued by the Registrar of Companies of the Cayman Islands. The Company’s Sixth Amended and Restated Memorandum and Articles of Association remain in effect following the Capital Reduction and the Share Subdivision, while the Certificate of Share Capital Reduction has been appended thereto to reflect the effect of the Capital Reduction and the Share Subdivision. Following the effectiveness of the Capital Reduction and the Share Subdivision, the authorized share capital of the Company is US$36,010,000 divided into (i) 360,000,000,000 ordinary shares of a par value of US$0.0001 each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each, 100,000 of which are issued and designated as Series A Preferred Shares. A copy of the Certificate of Share Capital Reduction is filed herewith as Exhibit 1.1.

Exhibit No.	Description of Exhibit
1.1	Reduction of Share Capital Certificate effective as of September 2, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2026	RIDGETECH, INC.

	By:	/s/ Ming Zhao
	Name:	Ming Zhao
	Title:	Interim Chief Executive Officer and Chief Financial Officer

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